

March 10, 2023

David Lamont
Chief Financial Officer
BHP Group Ltd
171 Collins Street
Melbourne, Victoria 3000
Australia

> **Re: BHP Group Ltd**
> **Form 20-F for the Fiscal Year Ended June 30, 2022**
> **Filed September 6, 2022**
> **File No. 001-09526**

Dear David Lamont:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2022

Exhibits
Exhibit 96, page 263

1. Please revise your Western Australia Iron Ore Technical Report Summary to include the mine life for each mine area and provide a mine map of the final mine outline for each mining area as required by Item 601(b)(96)(iii)(B)(13) of Regulation S-K.

2. Please revise your technical reports to include annual cash flow forecasts based on an annual production schedule for the life of the project as required by Item 601(96)(iii)(B)(19)(ii) of Regulation S-K. This should include the entire discounted cash flow analysis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if your have questions about comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation